

May 13, 2013

Via E-mail
Mr. Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer
Foster Wheeler AG
Shinfield Park
Reading Berkshire RG2 9FW, United Kingdom

     RE: **Foster Wheeler AG**
             Form 10-K for the Year Ended December 31, 2012
             Filed March 1, 2013
             Form 10-Q for the Quarter Ended March 31, 2013
             Filed May 2, 2013
             Definitive Proxy Statement on Schedule 14A
             Filed March 26, 2013
             File No. 1-31305

Dear Mr. Baseotto:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

General

1. We note that there was a steep decline in the future revenues of new orders at the Global Power Group as of the most recent fiscal year. While there is a discussion of the current state of the Global Power Group and management's view of the segment's future prospects on pages 47 and 48, there is no discussion of this decline, its perceived causes, or whether it is likely to have a material impact on the company. Please supplementally provide us with

management's views on this decline, and please provide a discussion of any material declines or increases in new orders in future filings. See Section III.B.3 of SEC Release 33-8350.

2. In future filings, when sales to a customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you, please identify that customer. We note that one client accounted for 12% of your consolidated operating revenues in 2012.

Results of Operations

EBITDA, page 39

3. You discuss $6.9 million of the total $66.0 million net increase in contract profit from the regular evaluation of final estimated contract profit revisions for the year ended December 31, 2012. Given the $66 million net increase represents approximately 11% of contract profit and 31% of income before income taxes for the year ended December 31, 2012, please discuss in future filings any other significant components of this net amount. Please show us supplementally what the revised disclosure will look like.

Contractual Obligations, page 53

4. In future filings, please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap contracts. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated interest payments and estimated payments under interest rate swaps.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 49

5. Please expand your disclosures in future filings to discuss the underlying reasons for changes in working capital components, with specific discussions for accounts and notes receivable. Given the impact that changes in your receivables had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding would be relevant to a reader of your financial statements. Given the 33% increase in accounts and notes receivable, net, from December 31, 2011 to December 31, 2012, please also discuss the factors that led to a net reduction in the allowance for doubtful accounts from December 31, 2011 to December 31, 2012. See Section IV.B of the SEC Interpretive Release No. 33-8350. Please show us supplementally what the revised disclosure will look like.

Backlog and New Orders, page 54

6. Please disclose in future filings in total and for each segment the amounts of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses, if material. Please show us supplementally what the revised disclosure will look like.

7. Please disclose in future filings the amounts of backlog that are firm but not yet funded in total and for each segment. Please disclose the amount of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us supplementally what the revised disclosure will look like.

8. The amount of new orders for 2011 exceeds the amount of backlog recorded at the end of December 31, 2011. In addition the amount of new orders for 2012 represents approximately 95% of backlog as of December 31, 2012. In future filings, please clarify in your disclosures why new orders would exceed or represent such a high percentage of the amount of ending backlog for the year, including if this is due to you performing on a significant amount of new orders in the same year the projects were awarded. In this regard, we note your disclosure that the elapsed time from the award of a contract to completion of performance may be up to approximately four years. Please show us supplementally what the revised disclosure will look like.

Item 8. Financial Statements and Supplementary Data, page 67

Consolidated Balance Sheet, page 71

9. Please disclose in future filings the amount of the accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2. Please show us supplementally what the revised disclosure will look like.

Note 1. Summary of Significant Accounting Policies, page 74

Revenue Recognition on Long-Term Contracts, page 74

10. You disclose the amount of recognized claims as of each balance sheet date. Please confirm that the amounts presented also include amounts recognized on unapproved change orders and similar items subject to uncertainty and revise your disclosure in future filings to clarify this, if true. Otherwise, please include this disclosure in future filings. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1 and ASC 910-20-50-1a. Please show us supplementally what the revised disclosure will look like.

11. You disclose that you may defer pre-contract costs when it is probable that these costs will be recovered under a future contract, and that such deferred costs would then be included in contract costs upon execution of the anticipated contract. Please enhance your disclosure in

future filings to clarify how you account for pre-contract costs on unsuccessful bids. Please show us supplementally what the revised disclosure will look like.

12. Please disclose in future filings as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-20-50-1(b), as well as ASC 910-405-50-2. Please show us supplementally what the revised disclosure will look like.

Land, Buildings and Equipment, page 76

13. The range of useful lives for equipment of three to thirty five years is very broad. In future filings, please breakout the equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range. Please show us supplementally what the revised disclosure will look like.

Note 9. Guarantees and Warranties, page 100

14. We note that your warranty liability for each period presented includes adjustments to the provisions. In future filings, please disclose the nature of these adjustments as well as the amount that relates to foreign currency translation for each period presented. Please show us in your supplemental response what the revisions will look like.

Note 14. Business Segments, page 112

15. In future filings, please disclose the identity of the segment that reports the revenues derived from your customers who represent more than ten percent of your revenues. See ASC 280-10-50-42.

16. In future filings, please provide a reconciliation of the total of your reportable segments' revenues to your consolidated revenues for each period presented. See ASC 280-10-50-30(a).

Form 10-Q for the Quarter Ended March 31, 2013

General

17. Please address the above comments in your interim filings as well, as applicable.

Schedule 14A Filed March 26, 2013

Executive Compensation, page 35

2012 NEO Compensation Program, page 36

18. We note your statement, in the first sentence of the second bullet point under this heading, that target total direct compensation is dependent in part on individual performance. Please supplementally advise us how individual performance is measured, whether there are discrete performance goals, and how individual performance affects total direct compensation. See Item 402(b)(vii) of Regulation S-K.

How Compensation is Determined, page 39

19. We note your statement under the heading "Role of the Committee and the Board of Directors" that while the Board determines compensation for the CEO based on recommendations made by the Committee, the Committee "approves" the compensation for the other Executives. Please advise us, and clarify in future filings, as to exact role of the Committee in determining the compensation for executives other than the CEO, and whether the Board, the Committee, or another actor sets compensation for these executives.

Role of Management, page 41

20. In future filings, please clarify whether the members of management mentioned in the first paragraph under this heading provide the Committee with input on compensation matters that pertain to them. Similarly, please clarify what considerations other than the CEO's input the Committee takes into account in determining performance metrics to be used for incentive plan purposes.

2012 STI Plan Performance Targets, page 44

21. In future filings, please provide information regarding the "key initiatives," including what they consist of, the metrics for measuring achievement of these goals, and actual performance. Please see Items 402(b)(v) and (vi) of Regulation S-K.

Long-Term Incentive Compensation, page 45

22. In future filings, please supplementally clarify the manner in which the awards were granted, and what portion of the awards was the result of exercises of discretion versus being determined in February as described in footnote one. See Item 402(b)(vi). In this regard, we note the grants to Mssrs. della Sala and Nedelka in November, 2012.

Summary Compensation Table for 2012, page 53

23. In future filings, when there are significant changes in compensation year-on-year, such as in the compensation for Mr. Masters shown in this table, please include an expanded discussion to give context. In this case, including a discussion of Mr. Masters' sign-on equity award would be appropriate.

24. Please supplementally advise us as to why the amount of equity compensation presented in this table varies from that discussed on pages 37, 46 and 55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief